EXHIBIT 15.1

                         CONSENT OF INDEPENDENT AUDITORS


We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form S-8 No. 333-12904, of Tikcro Technologies Ltd. (the "Company") Employee Share Purchase plan and the Company Share Incentive Plan of our independent auditors' report dated February 9, 2004, relating to the consolidated financial statements of Tikcro Technologies Ltd. appearing in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.


                                     /s/ Kost Forer Gabbay and Kasierer

     Tel-Aviv, Israel                        KOST, FORER GABBAY and KASIERER
     June 21, 2004                          A Member of Ernst & Young Global